UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April 14, 2011

Commission File Number:  000-52509

 Argonaut Gold Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

9604 Prototype Court

Reno, NV 89521

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                      .

Explanatory Note

This Form 6-K contains the registrant’s Press Release, Restated Business Acquisition Report for the acquisition of Pediment Gold Corp. on January 27, 2011, Material Change Report Under National Instrument 51-102 and Letter to British Columbia, Alberta and Ontario Securities Commissions which are being filed concurrently herewith under the rules and regulations of the Ontario Securities Commission on SEDAR and are available at www.sedar.com under the Company’s profile.

Argonaut Gold Inc. has filed a restatement of its April 11, 2011 business acquisition report (the “Report”) in connection with its acquisition of the common shares of Pediment Gold Corporation.  Argonaut discovered and corrected two sub-totalling calculation errors in the Report which were isolated, and, as restated, do not result in any change to any of the related column or row totals.

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions.  The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 ARGONAUT GOLD INC.

By:    /s/ Barry Dahl

           Barry Dahl, Chief Financial Officer

Date:  April 14, 2011

Exhibit Index for Form 6-K

99.1 Press Release

99.2 Restated Business Acquisition Report

99.3 Material Change Report Under National Instrument 52-102

99.4 Letter to British Columbia, Alberta and Ontario Security Commission

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